SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of	March	2026

Commission File Number	001-43190

MDA SPACE LTD.
(Translation of registrant’s name into English)

7500 Financial Drive Brampton, Ontario, Canada L6Y 6K7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ☐           Form 40-F      ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material change report dated March 17, 2026

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the registration statement on Form F-10 (File No. 333-294179) of the registrant, as amended, and the registration statement on Form S-8 (File No. 333-294301) of the registrant, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDA Space Ltd.
(Registrant)
Date:	March 17, 2026	By:	/s/ Guillaume Lavoie
			Name:	Guillaume Lavoie
			Title:	Chief Financial Officer